DESCRIPTION OF COMMON STOCK OF
                          PACIFIC FINANCIAL CORPORATION

    The restated articles of incorporation (the "Articles") of Pacific Financial Corporation ("Pacific Financial") authorize issuance of up to 25,000,000 shares of common stock ("Common Stock"), par value $1.00 per share. Shares of Common Stock are not listed for trading on any stock exchange or quoted on any automated quotation system. The following summary describes material aspects of the Common Stock. For additional information, please refer to the Articles, the bylaws of Pacific Financial (the "Bylaws"), and the Washington Business Corporation Act (the "Act").

DIVIDEND RIGHTS

    The holders of the Common Stock are entitled to such dividends as the Board of Directors of Pacific Financial (the "Board") may declare, from time to time, out of funds legally available for that purpose. The Act permits dividends to be paid only if, after distributing the dividend, Pacific Financial would be able to pay its debts as they become due in the ordinary course of business. In addition, a dividend may not be paid to the holders of the Common Stock under the Act if Pacific Financial's total assets would be less than the sum of (a) its total liabilities and (b) the amount that would be needed, if Pacific Financial were to be dissolved at the time of the dividend, to satisfy the preferential rights of persons whose right to payment is superior to the recipients of the dividend. Moreover, dividends from Pacific Financial will depend on its receipt of dividends from subsidiaries because Pacific Financial has no other source of income. Accordingly, the dividend restrictions placed on those subsidiaries, which include restrictions imposed by regulatory authorities that prohibit unsound or unsafe banking practices, may effectively limit the amount of dividends Pacific Financial can pay.

VOTING RIGHTS

    The holders of Common Stock possess exclusive voting rights in Pacific Financial. Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of Common Stock. A majority of those votes entitled to be cast on a particular matter within a voting group constitutes a quorum for that voting group. Once a quorum is present at a shareholder meeting, action is approved if the number of votes cast in favor of a proposed action exceed the number of votes cast against that proposal unless otherwise required by the Articles, applicable law, or the rules of any stock exchange or other trading system on which the Common Stock may be listed.

ELECTION OF DIRECTORS

    The Board must consist of at least five but not more than 20 directors. The Board is divided into three classes, with equal numbers of directors in each class to the extent possible. The classes are staggered so that one class is elected each year to a three-year term. Holders of the Common Stock do not have cumulative voting rights in the election of directors. Holders of the Common Stock may remove directors from office, with or

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without cause, by a majority vote at a special  meeting of  shareholders  called expressly for that purpose.

AMENDMENT TO ARTICLES AND BYLAWS

    By their express terms, the Articles may be amended in any manner permitted by law. The Act requires shareholder approval, by a majority of votes entitled to be cast, for all but a few expressly excepted changes to the Articles. The Bylaws, according to their express terms, may be amended (a) by the shareholders at any regular or special meeting of the shareholders or (b) by majority vote of the directors at any regular or special meeting of the Board. However, the agreement governing the December 15, 1999 merger of Harbor Bancorp, Inc. and Pacific Financial (the "Merger Agreement") prohibits amendment to either the Bylaws or Articles for the three years following completion of the merger unless such amendment is approved by at least 60 percent of the directors.

LIQUIDATION

    If there is a liquidation, dissolution, or winding up of Pacific Financial, the holders of Common Stock will be entitled to share ratably in all assets remaining after payment of its debts and other liabilities.

PROVISIONS AFFECTING A CHANGE OF CONTROL OR OTHER EXTRAORDINARY TRANSACTIONS

    Pacific Financial's Articles and Bylaws contain provisions that may discourage persons from acquiring large blocks of Common Stock or replacing management personnel, thereby delaying or preventing a change of control of Pacific Financial. For example, the staggered election of directors, described above, makes it difficult to replace a majority of directors in a short period of time. The Articles also specifically authorize the Board to consider non-monetary factors, such as social effects on communities and employees, when considering tender offers, merger proposals, and offers to purchase substantially all of Pacific Financial's assets. This provision expands the grounds on which the Board might reject those types of transactions.

    Other provisions of the Articles make it difficult for a person or entity already controlling a large amount of the Common Stock to increase that ownership interest. For example, fair price provisions impose special requirements for shareholder and Board approval in connection with transactions involving a person or entity holding at least 20 percent of the Common Stock. Moreover, management has no duty to call special meetings of the shareholders unless requested to do so by persons representing at least 25 percent of the voting power of the Common Stock. This 25 percent threshold makes it difficult for a shareholder to force Board action or seek shareholder ratification.

    Neither the Bylaws nor Articles abrogate any special requirements that the Act imposes on change-of-control transactions. Therefore, Pacific Financial is subject to the Act's requirement that mergers, asset sales, and dissolutions be ratified by two-thirds of any voting group entitled to vote on the transaction.
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    Finally,  the Merger  Agreement  prohibits  Pacific  Financial  from  taking certain actions for three years after completion of the merger unless approved by 60 percent or more of the directors. Several of the actions subject to this provision are relevant to a change of control, including amendment of the
Articles,   certain  changes  in  management,   and  other  specified  corporate
transactions.

OTHER CHARACTERISTICS

    The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock do not have any preemptive, conversion, or other subscription rights with respect to any additional shares of capital stock of Pacific Financial which may be issued. Therefore, the Board may authorize the issuance and sale of shares of capital stock of Pacific Financial without first offering them to existing holders of Common Stock. In addition, the Common Stock is not subject to any redemption or sinking fund provisions.